MAXIM GROUP LLC

300 Park Avenue, 16th Floor

New York, New York 10022

VIA EDGAR

February 12, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kate Beukenkamp Nicholas Nalbantian

Re:	Blue Hat Interactive Entertainment Technology (CIK No. 0001759136)
Request for Acceleration
Registration Statement Form F-1 (File No. 333- 293313)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time on February 12, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus dated February 9, 2026, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh M. Veera
Name: Ritesh M. Veera
Title: Co-Head of Investment Banking